CONSENT OF EXPERT
I, Christopher Bostwick, do hereby consent to the filing of the resources information in the Annual Information Form (the “AIF”) of Alamos Gold Inc. (the “Company”) for the year ended December 31, 2023, and the use of my name in the Annual Information Form and Annual Report on Form 40-F of the Company for the year ended December 31, 2023, filed with the United States Securities and Exchange Commission, and any amendments thereto, and the incorporation by reference into the Registration Statements on Form F-10 (Registration No. 333-272309), Form F-3 (Registration No. 333-236697) and Form S-8 (Registration No. 333-206182) of the Company filed with the United States Securities and Exchange Commission, of the Company’s AIF and Annual Report on Form 40-F.
Dated: March 26, 2024

By:     /s/ Christopher Bostwick
Name:    Christopher Bostwick